April 6, 2016

VIA EDGAR AND EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Michael Gershon
Joseph McCann

Re:    Nature’s Sunshine Products, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 15, 2016
File No. 1-34483

Dear Messrs. Gershon and McCann:

Nature’s Sunshine Products, Inc. (the “Company”), submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated April 4, 2016, related to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 15, 2016. The Company’s responses to the Staff’s comments are outlined below and have been incorporated into the Company’s Definitive Proxy Statement on Schedule 14A filed on April 6, 2016 (the “Definitive Proxy Statement”).   For ease of reference, the Staff’s comments are restated below in bold and italics followed by the Company’s response.

Proposal Three: Ratification of the Company’s Third Amended and Restated Bylaws, page 18

Please expand your discussion regarding the scope of the fee-shifting provision to:

The Company has included disclosures on page 18 of the Definitive Proxy Statement that are responsive to the Staff’s comments. We have also included the revised disclosures below for the Staff’s convenience. The language that has been added in response to the Staff’s comments is highlighted below in bold and underlined.

•	Identify the types of actions that are subject to fee-shifting, including whether you intend the provision to apply to actions such as derivative actions and claims under the federal securities laws;

The fee-shifting provision in the Company’s Third Amended and Restated Bylaws would be applicable to any action for which it is permissible to fee-shift under both Utah State law and federal law, including but not limited to, derivative actions and claims under federal securities laws.

Messrs. Gershon and McCann
Securities and Exchange Commission
April 6, 2016

•
Explain the recovery standard in greater detail so that shareholders can better understand what does, and does not constitute, “a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought”;

“A judgment on the merits that substantially achieves, in substance and amount, the full remedy sought,” shall be defined as a full and final, non-appealable judgment by a court of competent jurisdiction that awards the plaintiff the substantive relief it was seeking.

•	Explain whether the definition of “Claiming Party” is intended to cover legal counsel and expert witnesses, and clarify the intent and scope of the “direct financial interest” provision.

“Claiming Party” shall include (i) any current Company shareholder who brings a claim or counter claim (collectively, a “Claim”), (ii) any person or entity who brings a Claim and is acting on the instruction of or for the indirect or direct benefit of a current Company shareholder, (iii)(a) any current Company shareholder who joins a Claim, (b) offers substantial assistance to a third party who brings a Claim or (c) stands to benefit financially from a third party claim (i.e., has a direct financial interest). “Claiming Party” shall not include legal counsel engaged to represent a Claiming Party, nor expert witnesses engaged to support a Claiming Party’s Claim.

In addition, while not specifically requested by the Staff, the Company has included the following disclosure in the Definitive Proxy Statement on page 18 briefly discussing the uncertainty surrounding the enforceability of fee-shifting provisions:

Fee-shifting bylaws are relatively new and untested. The case law and potential legislative action on fee-shifting bylaws are evolving and there exists considerable uncertainty regarding the validity of, and potential judicial and legislative responses to, such bylaws. For example, it is unclear whether the Company’s ability to invoke its fee-shifting bylaw in connection with claims under the federal securities laws would be pre-empted by federal law. Similarly, it is unclear how courts might apply the standard that a claiming party must obtain a judgment that substantially achieves, in substance and amount, the full remedy sought. The application of the Company’s fee-shifting bylaw in connection with such claims, if any, will depend in part on future developments of the law. The Company is not making any representations regarding whether it will invoke its fee-shifting bylaw in any particular dispute. In addition, given the unsettled state of the law related to fee-shifting bylaws, like the provision in the Third Amended and Restated Bylaws, the Company may incur significant additional costs associated with resolving disputes with respect to such bylaw.

Finally, there has been no change to either the Company’s business or litigation since the Board adopted the fee shifting bylaw in 2014.

Messrs. Gershon and McCann
Securities and Exchange Commission
April 6, 2016

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to the Staff’s comments. Please contact the undersigned at 801-341-7303, if you have any questions or need further information.

Sincerely,

/s/ Stephen M. Bunker
Stephen M. Bunker
Executive Vice President, Chief Financial Officer, and Treasurer
cc: Richard D. Strulson

PROPOSAL THREE:

RATIFICATION OF THE COMPANY'S THIRD AMENDED AND RESTATED BYLAWS

Acting in accordance with the Utah Revised Business Corporation Act (the "Utah Corporation Act"), our Board of Directors approved and adopted the Third Amended and Restated Bylaws (the "Third Restated Bylaws"), on August 26, 2014. The Third Restated Bylaws replaced the Second Amended and Restated Bylaws of the Company in their entirety. The sole purpose of the Third Restated Bylaws was to add Section 2.16 of the Third Restated Bylaws, which requires any unsuccessful shareholder litigant in a suit against the Company to reimburse the Company for all of the Company’s litigation costs, including reasonable attorney fees. Other than the addition of Section 2.16, no change was made to the Second Amended and Restated Bylaws. This type of bylaw provision is known as a fee-shifting bylaw because it shifts the burden to pay for the Company's attorneys' fees from the Company to the unsuccessful shareholder litigant who initiated the lawsuit. The fee-shifting provision in the Company’s Third Restated Bylaws would be applicable to any action for which it is permissible to fee-shift under both Utah State law and federal law, including but not limited to, derivative actions and claims under federal securities laws. To date, there has been no change to the Company’s business or litigation since the Board adopted the fee-shifting bylaw in 2014.

The complete text of Section 2.16 is set forth below:

2.16    Litigation Costs. To the fullest extent permitted by law, in the event that (i) any current Company shareholder or anyone on its behalf (“Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”), or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company or any of its directors, officers employees or affiliates (the “Company Parties”) and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each Claiming Party shall be obligated jointly and severally to reimburse the Company Parties for all reasonable fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company Parties may incur in connection with such Claim.

“Claiming Party” shall include (i) any current Company shareholder who brings a claim or counter claim (collectively, a “Claim”), (ii) any person or entity who brings a Claim and is acting on the instruction of or for the indirect or direct benefit of a current Company shareholder, (iii)(a) any current Company shareholder who joins a Claim, (b) offers substantial assistance to a third party who brings a Claim or (c) stands to benefit financially from a third party Claim (i.e., has a direct financial interest). “Claiming Party” shall not include legal counsel engaged to represent a Claiming Party, nor expert witnesses engaged to support a Claiming Party’s Claim. “A judgment on the merits that substantially achieves, in substance and amount, the full remedy sought,” shall be defined as a full and final, non-appealable judgment by a court of competent jurisdiction that awards the plaintiff the substantive relief it was seeking.

Background of Proposal

The purpose of Section 2.16 of the Third Restated Bylaws is to reduce the risk to the Company posed by frivolous lawsuits, which can be very expensive and time-consuming for the Company to defend. We believe Section 2.16 of the Third Restated Bylaws reduces the risk of frivolous shareholder litigation because we believe a shareholder is less likely to bring a frivolous lawsuit if he or she will be responsible to pay the Company's attorney fees if the case is unsuccessful. We do not believe Section 2.16 would discourage shareholders from bringing a meritorious lawsuit against the Company because we believe a shareholder with a meritorious lawsuit is not likely to be deterred by the risk of paying for the Company's litigation costs in the event the lawsuit is unsuccessful.

Enforceability of Fee-Shifting Bylaws

Fee-shifting bylaws are relatively new and untested. The case law and potential legislative action on fee-shifting bylaws are evolving and there exists considerable uncertainty regarding the validity of, and potential judicial and legislative responses to, such bylaws. For example, it is unclear whether the Company’s ability to invoke our fee-shifting bylaw in connection with claims under the federal securities laws would be pre-empted by federal law. Similarly, it is unclear how courts might apply the standard that a claiming party must obtain a judgment that substantially achieves, in substance and amount, the full remedy sought. The application of the Company’s fee-shifting bylaw in connection with such claims, if any, will depend in part on future developments of the law. The Company does not make any representations regarding whether it will invoke the fee-shifting bylaw in any particular dispute. In addition, given the unsettled state of the law related to fee-shifting bylaws, like the provision in the Third Restated Bylaws, the Company may incur significant additional costs associated with resolving disputes with respect to such bylaw.

Effect of Advisory Vote

Although shareholder approval of the Third Restated Bylaws is not required, we are seeking shareholder ratification and will remove Section 2.16 if the shareholder votes for the ratification of the Third Restated Bylaws do not exceed the shareholder votes cast against the Third Restated Bylaws.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote FOR the ratification of the Third Restated Bylaws.